UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           THE HAIN FOOD GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  405219 10 6
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                                 (CUSIP Number)

                                 Andrew R. Heyer
                        CIBC Wood Gundy Securities Corp.
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 885-4400

                                   Copies to:
                                  Roger Meltzer
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               February 14, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is fil-ing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP No. 405219 10 6                           Page 2 of 3 Pages



          This Amendment No. 4 amends and supplements the Sched-ule 13D ("Schedule 13D"), as amended by Amendment Nos. 1, 2 and 3, filed by (i) Argosy Investment Corp. ("AIC"); (ii) Argosy-Hain Investment Group, L.P. ("AHIG"); (iii) Argosy-Hain Warrant Hold-ings, L.P. ("AHWH"); (iv) Andrew R. Heyer; (v) Dean C. Kehler and
(vi) Jay R. Bloom (collectively, the "Reporting Persons") with respect to the common stock, par value $.01 per share, of The Hain Food Group, Inc., a Delaware corporation, formerly Kineret Acquisition Corp.

ITEM 1.   Security and Issuer

          The class of securities to which this Statement relates is the common stock, par value $.01 per share ("Common Stock"), of The Hain Food Group, Inc., a Delaware corporation, formerly Kineret Acquisition Corp. (the "Company"). The address of the principal executive offices of the Company is 50 Charles Lindbergh Boulevard, Suite 100, Uniondale, New York 11553.

ITEM 5.   Interest in Securities of the Issuer

          Item 5 is amended by adding the following:

          "In the normal course of its trading activities, CIBC Wood Gundy Securities Corp. ("CIBC Wood Gundy") may hold long or short positions in the Common Stock. On February 14, 1997, CIBC Wood Gundy purchased 345,307 shares of Common Stock (the "Exeter Shares") from Exeter Venture Lenders, L.P. in a private transac-tion at a purchase price of $4.375 per share. CIBC Wood Gundy sold the Exeter Shares in the public market pursuant to the applicable volume restrictions under Rule 144 of the Securities Act of 1933, as amended. Messrs. Heyer, Kehler and Bloom are managing directors of CIBC Wood Gundy. The Reporting Persons disclaim beneficial ownership of the Exeter Shares."

                          SCHEDULE 13D


CUSIP No. 405219 10 6                           Page 3 of 3 Pages


SIGNATURE

          After reasonable inquiry and to the best of the under-signed's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 26, 1997

                            ARGOSY-HAIN INVESTMENT GROUP, L.P.
                            ARGOSY-HAIN WARRANT HOLDINGS, L.P.
                            ARGOSY INVESTMENT CORP.
                            Dean C. Kehler
                            Jay R. Bloom
                            Andrew R. Heyer


                            By: /s/ Jay R. Bloom
                                --------------------------------
                                Name:   Jay R. Bloom
                                Title:  attorney-in-fact